EXHIBIT 21.1

SUBSIDIARIES

OF

INTEGRATED SILICON SOLUTION, INC.

Name	Place of Incorporation
Integrated Silicon Solution Inc. (Hong Kong) Limited	Hong Kong

Integrated Silicon Solution (Shanghai) Inc.	China

Integrated Silicon Solution (Taiwan) Inc.	Taiwan

D2Code Co. Inc.	South Korea

Sofwin, Inc.	California

Winston, Inc.	California